Höganäs

RECEIVED

2009 APR 13 P 12:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 25, 2009

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

09045845

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Notice Convening the Annual General Meeting

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

CONVENIENCE TRANSLATION

Höganäs

NOTICE CONVENING THE ANNUAL GENERAL MEETING

Shareholders of **Höganäs AB (publ)** are hereby convened to the AGM (Annual General Meeting) at 3 p.m. on Monday 27 April 2009 in HB-Hallen, Bruksgatan, Höganäs, Sweden. The premises open for registration at 1:30 p.m.

Notification

Shareholders that wish to participate at the AGM should

first be recorded on the share register maintained by Euroclear Sweden AB (previously VPC AB) on Tuesday 21 April 2009,

second notify the company of their intention to participate at the AGM no later than on Wednesday 22 April 2009 at 4 p.m.

Notification can be made by post to Höganäs AB, 263 83 Höganäs, Sweden, by telephone +46(0)42 33 80 59, by fax +46(0) 42 33 80 80, on the company's website www.hoganas.com, or by e-mail: bolagsstamma@hoganas.com. Notifications should state name, address, telephone number, personal or corporate identity number and registered shareholdings. Shareholders intending to bring assistants should notify the company simultaneously with their own applications. Representatives of legal entities should submit the necessary authorization documentation prior to the Meeting. Power of attorney forms will be available on the company's website www.hoganas.com, and can be sent by mail to those shareholders that contact the company stating their address.

Shareholders that have registered their shares with bank trust departments must, in order to be entitled to participate in the AGM, temporarily register the shares in their own name with Euroclear Sweden AB. Such registration must be completed no later than on 21 April 2009. Accordingly, shareholders should request re-registration of shares with their nominee in good time before this date.

Proposed agenda:

1. Opening the Meeting and election of the Chairman of the Meeting
2. Preparing and approving the Voting List
3. Approving the agenda
4. Appointing two people to verify the minutes
5. Consideration of whether the Meeting has been duly convened
6. Submission of the Annual Report and Audit Report, and the Consolidated Financial Statements and Consolidated Audit Report, including statements from the Chief Executive Officer and a statement on the activities of the Board and the Board's Committees
7. Resolutions on:
   a) adopting the Income Statement and Balance Sheet and the Consolidated Income Statement and Consolidated Balance Sheet
   b) appropriation of the company's profits pursuant to the adopted Balance Sheet and the record date for dividends
   c) discharging the Board members and Chief Executive Officer from liability
8. Approval of the number of Board members
9. Approval of Directors' fees
10. Election of the Board of Directors and Chairman of the Board
11. Approval of auditors' fees
12. Proposal regarding the Election Committee
13. Proposal regarding the guidelines for remunerating the corporate management
14. Proposal regarding a performance-related employee stock option plan encompassing resolutions on
    a) the introduction of an employee stock option plan 2009
    b) the acquisition of treasury shares
    c) the transfer of treasury shares due to the employee stock option plan 2009
    d) the transfer of treasury shares due to the employee stock option plan 2007
15. Proposal regarding conditional amendment of the Articles of Association
16. Closing of the Meeting

Proposal from the Election Committee (items 1 and 8-11)

The Election Committee for this year's AGM has comprised Jenny Lindén Urnes (Lindéngruppen AB), Chairman, Carl-Olof By (AB Industrivärden), Ramsay Brufer (Alecta), Henrik Didner (Didner & Gerge Fonder AB) and Chairman of the Board Per Molin.

The Election Committee has proposed that:

- Attorney Ragnar Lindqvist is appointed Chairman of the Meeting;
- The number of Board members will be eight, with no Deputies;
- Directors' fees will be SEK 2,100,000, with the Chairman of the Board receiving SEK 450,000 and other members elected by the AGM but not employed by the group each receiving SEK 225,000, and the remaining SEK 300,000 payable as remuneration for committee activities, at SEK 50,000 each to the two external Board members in the company's Finance Committee and SEK 100,000 to the chairman of the company's audit committee and SEK 50,000 each to the two external Board members of the Audit Committee, with no remuneration payable for work in the Remuneration Committee;
- Re-election of the following Board members Alrik Danielson, Peter Gossas, Urban Jansson, Bengt Kjell, Jenny Lindén Urnes and Bernt Magnusson and new election of Anders G Carlberg and Erik Urnes;
- New election of Anders G Carlberg as Chairman of the Board;
- Fees payable to auditors according to account.

Per Molin and Oystein Krogen have declined re-election.

Anders G Carlberg (born 1943) has previously been CEO in Axel Johnsson International AB, Nobel Industries Sweden AB, J S Saba AB and vice CEO in Svenskt Stål AB (SSAB) and is today among other assignments Board member in Axel Johnson AB, Mekonomen AB, Svenskt Stål AB (SSAB), Sapa AB, Säkl AB and Beijer Alma AB.

Erik Urnes (born 1971) is CEO and Board member in AB Wilh. Becker and Board member in Lindéngruppen AB and in a number of its group companies.

Dividends (item 7b)

The Board of Directors proposes a dividend of SEK 3,00 per share for the financial year 2008, with Thursday 30 April 2009 as the record date. If the AGM resolves pursuant to the proposal, dividends will be scheduled for disbursement from Euroclear Sweden AB on Wednesday 6 May 2009.

Proposal regarding Election Committee (item 12)

The Election Committee shall comprise representatives of the four largest shareholders in terms of the number of votes, pursuant to Euroclear Sweden AB's register as of 31 August 2009, and the Chairman of the Board, also convener. Moreover, the Election Committee shall have the possibility to appoint an additional member from the Board. The member representing the largest shareholder will be appointed Chairman of the Election Committee. If a member leaves the Election Committee before its activities are complete, if considered necessary, his/her replacement should be appointed from the same shareholder, or if the shareholder is no longer one of the largest shareholders, from the next largest shareholder. If the ownership structure essentially changes in some other manner before the task of the Election Committee is complete, then, if the Election Committee so decides, the composition of the Election Committee will be changed in the manner the Election Committee considers appropriate. The composition of the Election Committee for the AGM 2010 shall be published no later than six months prior to that Meeting. There will be no remuneration to the members of the Election Committee.

The company will carry any possible external costs related to the work of the Election Committee. The mandate period of the Election Committee will run until the composition of the next Election Committee is published.

Proposal regarding guidelines for remunerating the corporate management (item 13)
The Board of Directors proposes that the AGM approves guidelines for remuneration and other employment terms of the corporate management, with substantially the following terms:

Remuneration to the corporate management shall comprise of a fixed and a performance-related part. Performance-related pay shall be subject to a maximum. The fixed basic salary of the corporate management shall be on market terms and based on skills, responsibility and performance. Performance-related remuneration shall not exceed fixed salary, and in normal circumstances, not exceed six months' salary. It will relate to the satisfaction of pre-determined objectives. The corporate management and other key employees will be eligible for employee stock option plans.

The corporate management's non-monetary benefits and pensions will correspond to what can be considered reasonable in relation to local market practice where the respective management team member is active. Pension benefits will be based on defined-contribution pension schemes or national pension schemes such as Sweden's ITP scheme (Supplementary Pensions for Salaried Employees). Dismissal and severance pay for a member of the corporate management should not exceed a total of 24 months' salary. Normally, a six-months mutual notice period shall apply. The Board of Directors shall possess the right to deviate from the aforementioned guidelines for remunerating the corporate management in special circumstances in individual cases.

Proposal regarding a performance-related employee stock option plan item (14)
The AGM 2007 resolved on the introduction of a performance-related employee stock option package intended to offer key employees of the group the opportunity of future shareholding in the company, and therefore to realise increased interest in, and commitment to, the company's operations. The package, approved in 2007, was the first part of a three-year package intended to cover the years 2007-2009. Accordingly, the Board is proposing a performance-related employee stock option plan also for 2009. For 2007, allotment of employee stock options has been effected. For 2008, no allotment is planned.

To be able to consummate the proposed scheme, the Board of Directors proposes that the AGM resolves as stated in items a)-d) below.

For validity, resolutions pursuant to item b) below require representation by shareholders with at least two-thirds, and resolutions pursuant to items c)-d) below require representation by shareholders with at least nine-tenths of the votes cast and shares represented at the Meeting.

Item 14 a) Introduction of a performance-related employee stock option plan 2009
The Board of Directors proposes that the AGM approves the scope and basic principles of the performance-related employee stock option plan for 2009 of class B shares of the company pursuant to the following:

Allotment
The Board of Directors shall have the right to decide on the allotment of employee stock options that may provide approximately 45 key employees of the group with the opportunity to acquire a maximum total of 250,000 class B shares in the company.

Allotment is dependent on the progress of the group in 2009 against the Board of Directors' determined and weighted target figures for the value factors operative cash flow return on capital employed, volume growth and earnings per share. If the target figure for a growth factor determined by the Board of Directors is exceeded by 10 per cent, the allotment will be 100 per cent of the maximum number of shares attributable to this growth factor, within the scope of the determined weighting, while no allotment of a value factor occurs if the determined target figure of the value factor is more than 10 per cent lower than determined, and in the intervening interval a *pro rata* allotment will be effected.

Allotment of employee stock options is subject to the following maximum numbers per person in the various key groups:
- category 1 - Chief Executive Officer — 25,000 employee stock options
- category 2 - other senior executives (approx. 15) — 9,000 employee stock options
- category 3 - key employees (approx. 30) — 3,000 employee stock options

The Board of Directors will decide on the individuals in the aforementioned groups based on authority, qualification and individual performance. The apportionment of employee stock options will be effected in March 2010 and thereafter. The Board of Directors shall have the right to introduce an alternative incentive scheme for key employees in those countries where apportionment of employee stock options is not appropriate. As far as practically possible, such alternative incentive scheme will be designed on the corresponding terms as the employee stock option plan. Employee stock options are not transferable and necessitate continued employment and also that the option-holder has not been made redundant, nor terminated his/her employment.

The maturity and exercise periods of employee stock options
The maximum maturity of employee stock options will be four years from the time of allotment.
Stock options will be exercisable to acquire shares as follows:
- 50% at the earliest two years after allotment
- all, at the earliest three years after allotment.

Alternatively, if the holder so requires, the stock options will be redeemable for cash, whereupon the holder receives an amount corresponding to the difference between the share price upon exercise and the exercise price.

Exercise price and restatement
The exercise price will be determined at an amount corresponding to 120% of the average volume-weighted price paid of class B shares on NASDAQ OMX Stockholm during a period of 10 trading days immediately after the AGM. If the AGM were to make resolutions including an increase or reduction of the number of outstanding shares, or dividends exceeding the company's dividend policy, restatement may be conducted during the term of the employee stock options to retain the value of employee stock options. Any decisions on restatement shall be taken by the company's Board of Directors.

Delivery of shares and costs
The employee stock options confer a right to acquire existing shares. To ensure the delivery of shares and as a hedge against potential cash flow effects of social security costs resulting from the employee stock option plan, the Board of Directors intends to undertake hedging through equity swaps with third parties and/or under the condition that pursuant to AGM resolution on items b)-c) below, acquisitions of treasury shares that can be transferred to employees under the auspices of the performance-related employee stock option plans.

Item 14 b) Acquisitions of class B treasury shares
The Board of Directors proposes that for the period until the next AGM, the Board of Directors is authorised to decide on the acquisition of class B treasury shares on NASDAQ OMX Stockholm. The re-purchase may be conducted so that the holding of treasury shares amounts to a maximum of 1/10 of all shares of the company. The purpose of the proposed re-purchase option is to give the company the opportunity to transfer shares to employees, pursuant to

the above, and hedge the aggregate costs of the performance-related employee stock option plan.

Item 14 c) Transfer of class B treasury shares due to the employee stock option plan 2009
The Board of Directors proposes the transfer of a maximum of 330,000 treasury shares to employees pursuant to the performance-related employee stock option plan stated in item 14 a). Additionally, in the period before the next AGM, the company shall have the right to transfer the requisite number of shares if participants demand cash redemption, and a maximum of 80,000 shares of the holding of 330,000 shares with the aim of covering specified expenditure, mainly social security costs.

Item 14 d) Transfer of treasury shares due to the employee stock option plan 2007
Due to the company's performance-related employee stock option plan 2007, the company shall have the right to transfer the requisite number of shares in the period before the next AGM if participants demand cash redemption, and a maximum of 38,420 shares of the holding of 150,000 shares with the aim of covering specified expenditure, mainly social security expenses.

Proposal regarding conditional amendment of the Articles of Association (item 15)
The Board of Directors proposes that the AGM resolves that § 11 of the Articles of Association shall have the following amended wording.

Notice of a General Meeting as well as other notices to the shareholders shall be made by advertisement in the Swedish Official Gazette (Sw. Post- och Inrikes Tidningar) and on the company's website. At the time of the notice, an announcement with information that the notice has been issued shall be published in Svenska Dagbladet.

Further, the Board of Directors proposes that the resolution on amendment of the Articles of Association shall be conditional upon that an amendment regarding the manner for convening a General Meeting in the Swedish Companies Act (2005:551) has entered into force, entailing that the proposed wording of § 11 will be in accordance with the Companies Act.

A resolution according to this item 15 requires representation by shareholders with at least two-thirds of both the votes cast and the shares represented at the AGM in order to be valid.

Documentation, etc.
The Annual Report and Audit Report and the Board of Directors' complete proposals for resolution according to items 13-15, and the Board's justified statement for resolution under item 7 b) and statements pursuant to chapter 19 § 22 of the Swedish Companies Act and the auditor's statement pursuant to chapter 8 § 54 of the Swedish Companies Act will be available at the company and on its website www.hoganas.com no later than on 9 April 2009 onwards. These documents will be provided for those shareholders that specifically request them, and will be distributed at the AGM.

Number of shares and votes
The total number of shares in the company is 35,098,932, of which 981,000 are class A shares and 34,117,932 are class B shares. The total number of votes of the company is 43,927,932. At the time of the Notice convening the AGM, the company has 293,800 own class B shares representing 293,800 votes.

The Board

Höganäs, Sweden, March 2009